Via EDGAR

January 30, 2019

Mara L. Ransom
Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	New Fortress Energy LLC
Registration Statement on Form S-1
File No. 333-228339

Ladies and Gentlemen:

On behalf of New Fortress Energy LLC, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:30 p.m., Washington, D.C. time, on January 30, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission
January 30, 2019

Very truly yours,

NEW FORTRESS ENERGY LLC

By:	/s/ Christopher S. Guinta
Name:	Christopher S. Guinta
Title:	Chief Financial Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.